UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2003 and Ending December 31, 2003


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                          STP Nuclear Operating Company
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                            ----------
                           ("Mutual" or "Subsidiary")


                      Date of Incorporation October 1, 1997
                                            ---------------
            If not Incorporated, Date of Organization                .
                                                      ---------------

      State or Sovereign Power under which Incorporated or Organized Texas
                                                                     -----

          Location of Principal Executive Offices of Reporting Company
                      8 Miles Wst Wadsworth Texas on FM 521
                      -------------------------------------


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:


F. H. Mallen
------------
(Name)

General Manager Financial Support
---------------------------------
(Title)

P.O. Box 289  Wadsworth, Texas 77483
------------------------------------
 (Address)

       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

American Electric Power

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                                                                         Page 2

                 INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform
System of Accounts for Mutual Service Companies and Subsidiary Service
Companies, Public Utility Holding Company Act of 1935, as amended February 2,
1979 shall be applicable to words or terms used specifically within this Form
U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


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                                                                                              Page 3

               LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                            Schedule or         Page
     Description of Schedules and Accounts                                 Account Number      Number

Comparative Balance Sheet                                                    Schedule I           4

Service Company Property                                                    Schedule II           5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                                               Schedule III          6

Investments                                                                 Schedule IV           7

Accounts Receivable from Associate Companies                                 Schedule V           8

Fuel Stock Expenses Undistributed                                           Schedule VI           9

Stores Expense Undistributed                                                Schedule VII          9

Miscellaneous Current and Accrued Assets                                   Schedule VIII         10

Miscellaneous Deferred Debits                                               Schedule IX          10

Research, Development, or Demonstration Expenditures                         Schedule X          10

Proprietary Capital                                                         Schedule XI          11

Long-Term Debt                                                              Schedule XII         12

Current and Accrued Liabilities                                            Schedule XIII         13

Notes to Financial Statements                                               Schedule XIV         14

Comparative Income Statement                                                Schedule XV          15

Analysis of Billing - Associate Companies                                   Account 457          16

Analysis of Billing - Non Associate Companies                               Account 458          17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                                   Schedule XVI         18

Schedule of Expense by Department or Service Function                      Schedule XVII         19

Departmental Analysis of Salaries                                           Account 920          20

Outside Services Employed                                                   Account 923          21

Employee Pensions and Benefits                                              Account 926          22

General Advertising Expenses                                               Account 930.1         23

Miscellaneous General Expenses                                             Account 930.2         24

Rents                                                                       Account 931          24

Taxes Other Than Income Taxes                                               Account 408          25

Donations                                                                  Account 426.1         26

Other Deductions                                                           Account 426.5         27

Notes to Statement of Income                                               Schedule XVIII        28


                        LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                                               29

Methods of Allocation                                                                            30

Annual Statement of Compensation for Use of Capital Billed                                       31

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                                                                                                                    Page 4
                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                 SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                                (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                                      AS OF           AS OF
ACCOUNT     ASSETS AND OTHER DEBITS                                                                  12/31/03        12/31/02
-------     -----------------------                                                                  --------        --------
            SERVICE COMPANY PROPERTY
            ------------------------
  101       ELECTRIC PLANT IN SERVICE                                            (Schedule II)            $--            $--

  106       COMPL CONSTR NOT CLASSIFIED                                                                    --             --

 101.1      PROPERTY UNDER CAPITAL LEASES                                                                  --             --

  105       ELECTRIC PLANT FOR FUTURE USE                                                                  --             --

  107       CONSTRUCTION WORK IN PROGRESS                                        (Schedule II)             --             --

  120       NUCLEAR FUEL                                                                                   --             --
                                                                                                    ----------     ----------
               TOTAL PROPERTY                                                                              --             --

  108       ACCUM PROV FOR DEPRECIATION                                          (Schedule III)            --             --

 120.5      ACCUM PROV FUEL AMORTIZATION                                                                   --             --
                                                                                                    ----------     ----------
               NET SERVICE COMPANY PROPERTY                                                                --             --

            INVESTMENTS
            -----------
  123       INVESTMENTS IN ASSOCIATE COMPANIES                                   (Schedule IV)             --             --

  124       OTHER INVESTMENTS                                                    (Schedule IV)             --             --

               TOTAL INVESTMENTS                                                                    ----------     ----------
                                                                                                           --             --
            CURRENT AND ACCRUED ASSETS
            --------------------------
  131       CASH                                                                                           --             --

  134       SPECIAL DEPOSITS                                                                               --             --

  135       WORKING FUNDS                                                                                  --             --

  136       TEMPORARY CASH INVESTMENTS                                                                     --             --

  141       NOTES RECEIVABLE                                                                               --             --

  142       CUSTOMER ACCOUNTS RECEIVABLE                                                                   --             --

  143       OTHER ACCTS RECEIVABLE                                                                         --             --

  144       ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS                                               --             --

  146       ACCTS REC ASSOC COMPANIES                                            (Schedule V)         100,334        101,370

  152       FUEL STOCK EXPENSES UNDISTRIBUTED                                    (Schedule VI)             --             --

  154       MATERIALS & OPERATING SUPPLIES                                                                 --             --

  163       STORES EXPENSE UNDISTRIBUTED                                         (Schedule VII)            --             --

  165       PREPAYMENTS                                                                                    --             --

  174       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                             (Schedule VIII)           --             --
                                                                                                    ----------     ----------
               TOTAL CURRENT AND ACCRUED ASSETS                                                       100,334        101,370

            DEFERRED DEBITS
            ---------------
  181       UNAMORTIZED DEBT EXPENSE                                                                       --             --

  184       CLEARING ACCOUNTS                                                                              --             --

  186       MISCELLANEOUS DEFERRED DEBITS                                        (Schedule IX)             --             --

  188       RESEARCH & DEVELOPMENT SUMMARY                                       (Schedule X)              --             --

  190       ACCUMULATED DEFERRED INCOME TAXES                                                              --             --
                                                                                                    ----------     ----------
               TOTAL DEFERRED DEBITS                                                                       --             --
                                                                                                    ----------     ----------
            TOTAL ASSETS AND OTHER DEBITS                                                            $100,334       $101,370
                                                                                                    ==========     ==========

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                                                                                                                      Page 4
                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                 SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                                (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                                        AS OF           AS OF
ACCOUNT      LIABILITIES AND PRORIETARY CAPITAL                                                        12/31/03        12/31/02
-------      ----------------------------------                                                        --------        --------

             PROPRIETARY CAPITAL
             -------------------
   201       COMMON STOCK ISSUED                                                  (Schedule XI)            $--            $--

   211       MISCELLANEOUS PAID-IN CAPITAL                                        (Schedule XI)             --             --

   215       APPROPRIATED RETAINED EARNINGS                                       (Schedule XI)             --             --

   216       UNAPPROPRIATED RETAINED EARNINGS                                     (Schedule XI)             --             --
                                                                                                     ----------     ----------
                TOTAL PROPRIETARY CAPITAL                                                                   --             --

             LONG-TERM DEBT
             --------------
   223       ADVANCES FROM ASSOCIATE COMPANIES                                    (Schedule XII)            --             --

   224       OTHER LONG-TERM DEBT                                                 (Schedule XII)            --             --

   225       UNAMORTIZED PREMIUM ON LONG-TERM DEBT                                                          --             --

   226       UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                                                         --             --

   227       CAPITAL LEASE LONG TERM                                                                        --             --
                                                                                                     ----------     ----------
                TOTAL LONG-TERM DEBT                                                                        --             --

   228       OTHER NONCURRENT LIABILITIES                                                               54,249         41,958
                                                                                                     ----------     ----------

             CURRENT AND ACCRUED LIABILITIES
             -------------------------------
   228       OTHER CURRENT LIABILITIES                                                                     776            803

   231       NOTES PAYABLE                                                                                  --             --

   232       ACCOUNTS PAYABLE                                                                           21,295         41,983

   233       NOTES PAYABLE TO ASSOCIATE COMPANIES                                 (Schedule XIII)           --             --

   234       AP ASSOC COMPANIES SUMMARY                                           (Schedule XIII)           --             --

   236       TAXES ACCRUED                                                                                 625            437

   237       INTEREST ACCRUED                                                                               --             --

   238       DIVIDENDS ACCRUED                                                                              --             --

   241       TAX COLLECTIONS PAYABLE                                                                        --             --

   242       MISC. CURRENT & ACCRUED LIAB.                                        (Schedule XIII)       16,906         10,647

   243       CAPITAL LEASES - CURRENT                                                                       --             --

   265       INVENTORY ADJUSTMENT RESERVE                                                                   --             --
                                                                                                     ----------     ----------
                TOTAL CURRENT AND ACCRUED LIABILITIES                                                   39,601         53,870

             DEFERRED CREDITS
             ----------------
   253       OTHER DEFERRED CREDITS                                                                      6,484          5,543

   255       ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS                                                   --             --

   262       ACCUM PROV INJURIES & DAMAGES                                                                  --             --
                                                                                                     ----------     ----------
                TOTAL DEFERRED CREDITS                                                                   6,484          5,543

   282      ACCUMULATED DEFERRED INCOME TAXES                                                               --             --

                                                                                                     ----------     ----------
             TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                                $100,334       $101,370
                                                                                                     ==========     ==========

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                                                                                                                         Page 5

                                                 ANNUAL REPORT OF STP Nuclear Operating Company

                                                      For the Year Ended December 31, 2003

                                                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                                                   (thousands)


                                                             BALANCE AT                                          BALANCE AT
                                                             BEGINNING                  RETIREMENTS     OTHER     CLOSE OF
      DESCRIPTION                                             OF YEAR      ADDITIONS      OR SALES     CHANGES      YEAR
      -----------                                           ------------  -----------  -------------  ---------  ----------

      ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                   $--          $--            $--          $--         $--


      ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                --           --             --           --          --
                                                            ------------  -----------  -------------  ---------  ----------

         TOTAL                                                  $--          $--            $--          $--         $--
                                                            ============  ===========  =============  =========  ==========

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                                                                                                                         Page 6

                                            ANNUAL REPORT OF STP Nuclear Operating Company

                                                 For the Year Ended December 31, 2003

                  SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                            (thousands)



                                                             BALANCE AT                                          BALANCE AT
                                                             BEGINNING                  RETIREMENTS     OTHER     CLOSE OF
      DESCRIPTION                                             OF YEAR      ADDITIONS      OR SALES     CHANGES      YEAR
      -----------                                           ------------  -----------  -------------  ---------  ----------

      ACCOUNT 108 - ACCUM. PROV FOR DEPRECIATION                $--          $--            $--          $--         $--

                                                            ------------  -----------  -------------  ---------  ----------

         TOTAL                                                  $--          $--            $--          $--         $--
                                                            ============  ===========  =============  =========  ==========

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                                                                                                                Page 7
                                     ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31,2003

                                               SCHEDULE IV - INVESTMENTS
                                                      (thousands)

  INSTRUCTIONS:  Complete the following schedule concerning investments.

  Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

  Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                                              BALANCE AT             BALANCE AT CLOSE
  DESCRIPTION                                                              BEGINNING OF YEAR              OF YEAR
  -----------                                                            --------------------      --------------------

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                    $--                         $--

  ACCOUNT 124 - OTHER INVESTMENTS                                                     --                          --

  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                            --                          --
                                                                         --------------------      --------------------
     TOTAL                                                                           $--                         $--
                                                                         ====================      ====================

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                                                                                                                  Page 8

                                          ANNUAL REPORT OF STP Nuclear Operating Company

                                               For the Year Ended December 31, 2003

                                     SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

                                                          (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.


                                                                              BALANCE AT             BALANCE AT CLOSE
  DESCRIPTION                                                              BEGINNING OF YEAR              OF YEAR
  -----------                                                            --------------------      --------------------

  ACCOUNT 146 - ACCOUNTS RECEVABLE FROM ASSOCIATE COMPANIES

  CITY OF AUSTIN                                                                     $16,248                   $16,076
  AEP TEXAS CENTRAL COMPANY                                                           25,585                    25,313
  CITY OF SAN ANTONIO                                                                 28,295                    28,007
  TEXAS GENCO                                                                         31,243                    30,938
                                                                         --------------------      --------------------
     TOTAL                                                                          $101,370                  $100,334
                                                                         ====================      ====================

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


                                                                                                        Page 9
                                        ANNUAL REPORT OF STP Nuclear Operating Company

                                            For the Year Ended December 31, 2003

                                       SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

                                                      (in thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                           DESCRIPTION                                  LABOR    EXPENSE    TOTAL
                                                                       -------  ---------  -------

   ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED                                 $--        $--      $--
                                                                       -------  ---------  -------
     TOTAL                                                                $--        $--      $--
                                                                       =======  =========  =======



                                         ANNUAL REPORT OF STP Nuclear Operating Company

                                              For the Year Ended December 31, 2003

                                           SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

                                                           (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                           DESCRIPTION                                  LABOR    EXPENSE    TOTAL
                                                                       -------  ---------  -------

   ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
   CITY OF AUSTIN                                                        $231       $140     $371
   AEP TEXAS CENTRAL COMPANY                                              363        221      584
   TEXAS GENCO                                                            444        270      714
   CITY OF SAN ANTONIO                                                    403        245      649
                                                                       -------  ---------  -------
     TOTAL                                                             $1,441       $876   $2,317
                                                                       =======  =========  =======


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

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                                                                                                          Page 10
                                      ANNUAL REPORT OF STP Nuclear Operating Company

                                           For the Year Ended December 31, 2003

                                 SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                                       (thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                              BALANCE AT             BALANCE AT CLOSE
  DESCRIPTION                                                              BEGINNING OF YEAR              OF YEAR
  -----------                                                            --------------------      --------------------

  ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                 $--                       $--
                                                                         --------------------      --------------------
     TOTAL                                                                               $--                       $--
                                                                         ====================      ====================





                                     ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31, 2003

                                      SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                                      (thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                                                              BALANCE AT             BALANCE AT CLOSE
  DESCRIPTION                                                              BEGINNING OF YEAR              OF YEAR
  -----------                                                            --------------------      --------------------

  ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                                            $--                       $--
                                                                         --------------------      --------------------
     TOTAL                                                                               $--                       $--
                                                                         ====================      ====================





                                          ANNUAL REPORT OF STP Nuclear Operating Company

                                               For the Year Ended December 31, 2003

                                 SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                                           (thousands)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


  DESCRIPTION                                                                            AMOUNT
  -----------                                                                    --------------------

  ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                               $--
                                                                                 --------------------
     TOTAL                                                                                        $--
                                                                                 ====================


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



                                                                                                                         Page 11
                                                  ANNUAL REPORT OF STP Nuclear Operating Company

                                                       For the Year Ended December 31, 2003

                                                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                 (dollars in thousands except per share amounts)

      ACCOUNT                                       NUMBER OF SHARES       PAR OR STATED       OUTSTANDING AT CLOSE OF PERIOD
      NUMBER          CLASS OF STOCK                   AUTHORIZED         VALUE PER SHARE    NO. OF SHARES          TOTAL AMOUNT
      ------          --------------                   ----------         ---------------    -------------          ------------

    ACCOUNT 201       COMMON STOCK ISSUED                   --                   $--                --                   $--



INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


  DESCRIPTION                                                                            AMOUNT
  -----------                                                                    --------------------

  ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                    $--

  ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                    --

                                                                                 --------------------
     TOTAL                                                                                       $--
                                                                                 ====================



INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts.
For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                             BALANCE AT   NET INCOME                   BALANCE AT
                                                             BEGINNING        OR         DIVIDENDS      CLOSE OF
      DESCRIPTION                                             OF YEAR       (LOSS)         PAID           YEAR
      -----------                                           ------------  -----------  -------------   ----------

      ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                $--          $--            $--          $--

                                                            ------------  -----------  -------------   ----------

         TOTAL                                                      $--          $--            $--          $--
                                                            ============  ===========  =============   ==========


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
                                                                                                                    Page 12

                                          ANNUAL REPORT OF STP Nuclear Operating Company

                                               For the Year Ended December 31, 2003

                                                  SCHEDULE XII - LONG-TERM DEBT

                                                            (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts.
Names of associate companies from which advances were received shall be shown under the class and series of obligation column.
For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                            TERM OF OBLIGATION                                    BALANCE AT                             BALANCE AT
                            CLASS $ SERIES OF   DATE OF   INTEREST    AMOUNT      BEGINNING                               CLOSE OF
NAME OF CREDITOR                OBLIGATION      MATURITY    RATE    AUTHORIZED     OF YEAR      ADDITIONS    DEDUCTIONS     YEAR
----------------            ------------------  --------  -------- ------------  -----------  -------------  ----------  ----------

ACCOUNT 223 - ADVANCES
FROM ASSOCIATE COMPANIES                                                   $--          $--            $--         $--         $--

ACCOUNT 224 - OTHER LONG-
TERM DEBT                                                                   --           --             --          --          --

                                                                   ------------  -----------  -------------  ----------  ----------

   TOTAL                                                                   $--          $--            $--         $--         $--
                                                                   ============  ===========  =============  ==========  ==========


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
                                                                                                                       Page 13

                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                   For the Year Ended December 31, 2003

                                             SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

                                                                (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                              BALANCE AT               BALANCE AT
  DESCRIPTION                                                              BEGINNING OF YEAR          CLOSE OF YEAR
  -----------                                                            --------------------      --------------------

  ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                     $--                       $--
                                                                         --------------------      --------------------
     TOTAL                                                                               $--                       $--
                                                                         ====================      ====================


  ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
  CITY OF AUSTIN                                                                         $--                       $--
  AEP TEXAS CENTRAL COMPANY                                                               --                        --
  CITY OF SAN ANTONIO                                                                     --                        --
  TEXAS GENCO                                                                             --                        --
                                                                         --------------------      --------------------
     TOTAL                                                                               $--                       $--
                                                                         ====================      ====================

  ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
  Spent Fuel Disposal - DOE                                                           $2,659                    $5,267
  Decontamination/Decommissioning                                                      2,227                     2,275
  Benefits Accrual                                                                     1,801                     2,092
  EICP Liability                                                                       1,209                     1,967
  ICP Liability                                                                        2,376                     5,305
  Misc NRC Fees                                                                          375                        --
                                                                         --------------------      --------------------
     TOTAL                                                                           $10,647                   $16,906
                                                                         ====================      ====================


                                                                  Page 14

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2003

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expenses are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy
Regulatory Commission's "Uniform System of Accounts Prescribed for the Public
Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.


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
                                                                                                              Page 15
                                          ANNUAL REPORT OF STP Nuclear Operating Company
                                              For the Year Ended December 31, 2003
                                            SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                                          (thousands)


                                                                                                  CURRENT           PRIOR
      ACCOUNT     DESCRIPTION                                                                       YEAR            YEAR
      -------     -----------                                                                     --------        --------

                  INCOME
                  ------
        457       SERVICES RENDERED TO ASSOCIATE COMPANIES                                        $325,075       $287,253
        458       SERVICES RENDERED TO NON ASSOCIATE COMPANIES                                          --             --
        419       INTEREST AND DIVIDEND INCOME                                                          --             --
        421       MISCELLANEOUS INCOME OR LOSS                                                           9            432
                                                                                                 ----------     ----------
                   TOTAL INCOME                                                                    325,084        287,685
                                                                                                 ----------     ----------

      500-557     POWER PRODUCTION                                                                $257,428       $233,294
      560-574     TRANSMISSION                                                                          --             --
      580-598     DISTRIBUTION                                                                          --             --
      906-917     CUSTOMER SERVICE AND INFORMATION                                                      --             --
        920       ADMIN & GENERAL SALARIES                                                          12,415         11,809
        921       OFFICE SUPPLIES & EXPENSES                                                         2,368          2,551
        922       ADMIN EXPENSES TRANSFERRED                                                            --             --
        923       OUTSIDE SERVICES EMPLOYED                                                          3,597          3,584
        924       PROPERTY INSURANCE                                                                 1,549            886
        925       INJURIES & DAMAGES                                                                 1,636         (2,335)
        926       EMPLOYEE PENSIONS & BENEFITS                                                      29,720         23,592
        928       REGULATORY COMMISSION EXPENSE                                                         --             --
       930.1      GENERAL ADVERTISING                                                                   --             --
       930.2      MISCELLANEOUS GENERAL EXPENSES                                                     3,747          4,039
        931       RENTS                                                                                 --             --
        932       MAINTENANCE OF GENERAL PLANT                                                          --             --
        933       UNIDENTIFIABLE OPERATING EXPENSE                                                      --             --
        935       MAINTENANCE OF GENERAL PLANT                                                       5,061          3,010
      403-405     DEPRECIATION AND AMORTIZATION EXPENSE                                                 --             --
        408       TAXES OTHER THAN INCOME                                                            7,495          7,182
        417       REVENUES - NON-UTILITY OPS                                                            --             --
       426.1      DONATIONS                                                                             60             63
       426.3      PENALTIES                                                                             --             --
       426.4      CIVIC, POLITICAL AND RELATED EXPENDITURES                                             --             --
       426.5      OTHER DEDUCTIONS                                                                       8             11
        435       EXTRAORDINARY DEDUCTIONS                                                              --             --
                                                                                                 ----------     ----------
                     TOTAL EXPENSES                                                                325,084        287,685
                                                                                                 ----------     ----------
                                                                                                 ----------     ----------
                     NET INCOME OR (LOSS)                                                              $--            $--
                                                                                                 ==========     ==========


                                                                                                                   Page 16


                                             ANNUAL REPORT OF STP Nuclear Operating Company

                                                  For the Year Ended December 31, 2003

                                                           ANALYSIS OF BILLING

                                                    ASSOCIATE COMPANIES - ACCOUNT 457

                                                               (thousands)



                                                            DIRECT COSTS  INDIRECT COSTS  COMPENSATION FOR   TOTAL AMOUNT
      NAME OF ASSOCIATE COMPANY                                CHARGED       CHARGED       USE OF CAPITAL       BILLED
      -------------------------                             ------------  --------------  ----------------   ------------
                                                                457-1         457-2             457-3
      TEXAS GENCO                                               $79,083         $21,023               $--       $100,106

      AEP TEXAS CENTRAL COMPANY                                  64,730          17,200                --         81,930

      CITY OF AUSTIN                                             41,111          10,921                --         52,032

      CITY OF SAN ANTONIO                                        71,896          19,111                --         91,008
                                                            ------------  --------------  ----------------   ------------

         TOTAL                                                 $256,820         $68,255               $--       $325,075
                                                            ============  ==============  ================   ============


                                                                                                                 Page 17

                                           ANNUAL REPORT OF STP Nuclear Operating Company

                                                For the Year Ended December 31, 2003

                                                        ANALYSIS OF BILLING

                                               NON ASSOCIATE COMPANIES - ACCOUNT 458

                                                            (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

                                                                             COMPENSATION                             TOTAL
                                               DIRECT COSTS  INDIRECT COSTS   FOR USE OF                EXCESS OR     AMOUNT
NAME OF NON ASSOCIATE COMPANY                    CHARGED        CHARGED         CAPITAL     TOTAL COST  DEFICIENCY    BILLED
-----------------------------                  ------------  --------------  -------------  ----------  ----------  ----------
                                                  458 - 1        458-2           458-3                    458 - 4
ACCOUNT 108 - ACCUM. PROV FOR DEPRECIATION             $--             $--            $--         $--         $--         $--

                                               ------------  --------------  -------------  ----------  ----------  ----------

   TOTAL                                               $--             $--            $--         $--         $--         $--
                                               ============  ==============  =============  ==========  ==========  ==========




                                                                                                                  Page 18
                                      ANNUAL REPORT OF STP Nuclear Operating Company

                                           For the Year Ended December 31, 2003

                  SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES

                                                        (thousands)

Instruction:  Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                               ASSOCIATE COMPANY CHARGES        NON ASSOCIATE COMPANY CHARGES
                                                          ----------------------------------- ----------------------------------
                                                             DIRECT     INDIRECT                DIRECT    INDIRECT
  ACCOUNT    DESCRIPTION OF ITEMS                            COSTS       COSTS       TOTAL      COSTS      COSTS       TOTAL
  -------    --------------------                         ---------- ----------- ------------ --------- ----------- ------------
 500-557     PRODUCTION OPERATIONS EXPENSE                 $231,161     $26,266     $257,428       $--         $--          $--
 560-574     TRANSMISSION OPERATION EXPENSE                      --          --           --        --          --           --
 580-598     DISTRIBUTION                                        --          --           --        --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                      --          --           --        --          --           --
   920       ADMIN & GENERAL SALARIES                         8,560       3,855       12,415        --          --           --
   921       OFFICE SUPPLIES & EXPENSES                       1,528         840        2,368        --          --           --
   922       ADMIN EXPENSES TRANSFERRED                          --          --           --        --          --           --
   923       OUTSIDE SERVICES EMPLOYED                        3,388         209        3,597        --          --           --
   924       PROPERTY INSURANCE                               1,549          --        1,549        --          --           --
   925       INJURIES & DAMAGES                               1,636          --        1,636        --          --           --
   926       EMPLOYEE PENSIONS & BENEFITS                       145      29,574       29,720        --          --           --
   928       REGULATORY COMMISSION EXPENSE                       --          --           --        --          --           --
  930.1      GENERAL ADVERTISING                                 --          --           --        --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                   3,747          --        3,747        --          --           --
   931       RENTS                                               --          --           --        --          --           --
   932       MAINTENANCE OF GENERAL PLANT                        --          --           --        --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                        --          --           --        --          --           --
   935       MAINTENANCE OF GENERAL PLANT                     5,045          15        5,061        --          --           --
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE               --          --           --        --          --           --
   408       TAXES OTHER THAN INCOME                             --       7,495        7,495        --          --           --
  426.1      DONATIONS                                           60          --           60        --          --           --
  426.3      PENALTIES                                           --          --           --        --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES          --          --           --        --          --           --
  426.5      OTHER DEDUCTIONS                                     8          --            8        --          --           --
   435       EXTRAORDINARY DEDUCTIONS                            --          --           --        --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                        (9)         --           (9)       --          --           --

                                                          ---------- ----------- ------------ --------- ----------- ------------
            TOTAL EXPENSES                                  256,820      68,255      325,075        --          --           --
                                                          ---------- ----------- ------------ --------- ----------- ------------

             COMPENSATION FOR USE OF EQUITY CAPITAL              --          --           --        --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES             --          --           --        --          --           --

                                                          ---------- ----------- ------------ --------- ----------- ------------
            TOTAL COST OF SERVICE                          $256,820     $68,255     $325,075       $--         $--          $--
                                                          ========== =========== ============ ========= =========== ============



                                                                                                              Page 18 (Cont'd)


                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                         For the Year Ended December 31, 2003

          SCHEDULE XVI (CONTINUED)- ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                                      (thousands)

                                                                     TOTAL CHARGES FOR SERVICE
                                                                 ----------------------------------
                                                                  DIRECT      INDIRECT
                                                                  COSTS        COSTS        TOTAL
  ACCOUNT    DESCRIPTION OF ITEMS                                ---------   ---------    ---------
 500-557     PRODUCTION OPERATIONS EXPENSE                       $231,161     $26,266     $257,428
 560-574     TRANSMISSION OPERATION EXPENSE                            --          --           --
 580-598     DISTRIBUTION                                              --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                            --          --           --
   920       ADMIN & GENERAL SALARIES                               8,560       3,855       12,415
   921       OFFICE SUPPLIES & EXPENSES                             1,528         840        2,368
   922       ADMIN EXPENSES TRANSFERRED                                --          --           --
   923       OUTSIDE SERVICES EMPLOYED                              3,388         209        3,597
   924       PROPERTY INSURANCE                                     1,549          --        1,549
   925       INJURIES & DAMAGES                                     1,636          --        1,636
   926       EMPLOYEE PENSIONS & BENEFITS                             145      29,574       29,720
   928       REGULATORY COMMISSION EXPENSE                             --          --           --
  930.1      GENERAL ADVERTISING                                       --          --           --
  930.2      MISCELLANEOUS GENERAL EXPENSES                         3,747          --        3,747
   931       RENTS                                                     --          --           --
   932       MAINTENANCE OF GENERAL PLANT                              --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                              --          --           --
   935       MAINTENANCE OF GENERAL PLANT                           5,045          15        5,061
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                     --          --           --
   408       TAXES OTHER THAN INCOME                                   --       7,495        7,495
  426.1      DONATIONS                                                 60          --           60
  426.3      PENALTIES                                                 --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES                --          --           --
  426.5      OTHER DEDUCTIONS                                           8          --            8
   435       EXTRAORDINARY DEDUCTIONS                                  --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                              (9)         --           (9)

                                                                 ---------    --------    ---------
            TOTAL EXPENSES                                        256,820      68,255      325,075
                                                                 ---------    --------    ---------

             COMPENSATION FOR USE OF EQUITY CAPITAL                    --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES                   --          --           --

                                                                 ---------    --------    ---------
            TOTAL COST OF SERVICE                                $256,820     $68,255     $325,075
                                                                 =========    ========    =========


                                                                                                                          Page 19
                                         ANNUAL REPORT OF STP Nuclear Operating Company

                                              For the Year Ended December 31, 2003

                             SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION

                                                           (thousands)

Instruction:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).

                                                                                          DEPARTMENT OR SERVICE FUNCTION
                                                                                 --------------------------------------------------
                                                                                                                     ENGINEERING &
                                                              TOTAL                PRESIDENT  FINANCIAL   STATION     TECHNICAL
  ACCOUNT      DESCRIPTION OF ITEMS                          AMOUNT     OVERHEAD     & CEO     SUPPORT    SUPPORT      SERVICES
  -------      --------------------                        ----------  ---------- ----------- --------- ------------ --------------
  500-557      PRODUCTION OPERATIONS EXPENSE                $257,428        $--      $5,548     $4,383      $13,427       $110,633
  560-574      TRANSMISSION OPERATION EXPENSE                     --         --          --         --           --             --
  580-598      DISTRIBUTION                                       --         --          --         --           --             --
  906-917      CUSTOMER SERVICE & INFORMATION                     --         --          --         --           --             --
    920        ADMIN & GENERAL SALARIES                       12,415         --       1,261      2,429        4,530            874
    921        OFFICE SUPPLIES & EXPENSES                      2,368         --         186        184        1,718            180
    922        ADMIN EXPENSES TRANSFERRED                         --         --          --         --           --             --
    923        OUTSIDE SERVICES EMPLOYED                       3,597         --       1,875        204        1,140            376
    924        PROPERTY INSURANCE                              1,549         --          --      1,549           --             --
    925        INJURIES & DAMAGES                              1,636         --          90      1,591           --             --
    926        EMPLOYEE PENSIONS & BENEFITS                   29,720         --         453        872        1,521          3,707
    928        REGULATORY COMMISSION EXPENSE                      --         --          --         --           --             --
   930.1       GENERAL ADVERTISING                                --         --          --         --           --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                  3,747         --         447         21           --          2,818
    931        RENTS                                              --         --          --         --           --             --
    932        MAINTENANCE OF GENERAL PLANT                       --         --          --         --           --             --
    933        UNIDENTIFIABLE OPERATING EXP                       --         --          --         --           --             --
    935        MAINTENANCE OF GENERAL PLANT                    5,061         --          56         --        4,101            480
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE              --         --          --         --           --             --
    408        TAXES OTHER THAN INCOME                         7,495         --          --         --           --             --
    417        REVENUES - NON-UTILITY OPS                         --         --          --         --           --             --
   426.1       DONATIONS                                          60         --          --         --           59             --
   426.3       PENALTIES                                          --         --          --         --           --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES          --         --          --         --           --             --
   426.5       OTHER DEDUCTIONS                                    8         --           7         --            1             --
    434        EXTRAORDINARY INCOME                               --         --          --         --           --             --
    435        EXTRAORDINARY DEDUCTIONS                           --         --          --         --           --             --

                                                           ----------  ---------- ---------- ---------- ------------ --------------
             TOTAL EXPENSES                                 $325,084        $--      $9,924    $11,232      $26,497       $119,068
                                                           ==========  ========== ========== ========== ============ ==============


                                                                                                               Page 19 (Cont'd)

                                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                                           For the Year Ended December 31, 2001

                                   SCHEDULE XVII (CONTINUED) - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                                                     (thousands)



                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                             ---------------------------------------
                                                               NUCLEAR      STEAM
                                                              GENERATION  GENERATOR    CORPORATE
  ACCOUNT      DESCRIPTION OF ITEMS                           OPERATIONS  REPL. PROJ     COSTS
  -------      --------------------                          ----------- ----------- --------------
  500-557      PRODUCTION OPERATIONS EXPENSE                  $116,298          $--         $7,139
  560-574      TRANSMISSION OPERATION EXPENSE                       --           --             --
  580-598      DISTRIBUTION                                         --           --             --
  906-917      CUSTOMER SERVICE & INFORMATION                       --           --             --
    920        ADMIN & GENERAL SALARIES                            199           --          3,122
    921        OFFICE SUPPLIES & EXPENSES                           97           --              3
    922        ADMIN EXPENSES TRANSFERRED                           --           --             --
    923        OUTSIDE SERVICES EMPLOYED                            44           --            (42)
    924        PROPERTY INSURANCE                                   --           --             --
    925        INJURIES & DAMAGES                                   --           --            (45)
    926        EMPLOYEE PENSIONS & BENEFITS                      7,538            8         15,621
    928        REGULATORY COMMISSION EXPENSE                        --           --             --
   930.1       GENERAL ADVERTISING                                  --           --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                      469           --             (8)
    931        RENTS                                                --           --             --
    932        MAINTENANCE OF GENERAL PLANT                         --           --             --
    933        UNIDENTIFIABLE OPERATING EXP                         --           --             --
    935        MAINTENANCE OF GENERAL PLANT                          2           --            421
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE                --           --             --
    408        TAXES OTHER THAN INCOME                              --           --          7,495
    417        REVENUES - NON-UTILITY OPS                           --           --             --
   426.1       DONATIONS                                             2           --             --
   426.3       PENALTIES                                            --           --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES            --           --             --
   426.5       OTHER DEDUCTIONS                                     --           --             --
    434        EXTRAORDINARY INCOME                                 --           --             --
    435        EXTRAORDINARY DEDUCTIONS                             --           --             --

                                                             ----------  ----------- --------------
             TOTAL EXPENSES                                   $124,649           $8        $33,706
                                                             ==========  =========== ==============


                                                                                                            Page 20

                                     ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31, 2003

                                     DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                                                     (thousands)



                                                              DEPARTMENTAL SALARY EXPENSE
                                               -------------------------------------------------------
                                                                    INCLUDE IN AMOUNTS BILLED TO
                                                             -----------------------------------------
NAME OF DEPARTMENT                                                                                         NUMBER OF
INDICATE EACH DEPARTMENT OR                         TOTAL       ASSOCIATE        OTHER          NON        PERSONNEL
SERVICE FUNCTION                                   AMOUNT        COMPANY       ASSOCIATES    ASSOCIATES   END OF YEAR
-----------                                    ------------  --------------  -------------  ----------   -----------
PRESIDENT/CEO NUCLEAR                               $2,054          $2,054            $--         $--            14
FINANCIAL SUPPORT                                    5,506           5,506            $--         $--            84
STATION SUPPORT                                      9,084           9,084            $--         $--           137
ENGINEERING & TECH SERVICES                         25,950          25,950            $--         $--           306
NUCLEAR GENERATION                                  56,017          56,017            $--         $--           640
STEAM GEN REPLACEMENT PROJECT                           13              13            $--         $--            --
CORPORATE COST                                       7,965           7,965            $--         $--            --


                                               ------------  --------------  -------------  ----------   -----------

   TOTAL                                          $106,590        $106,590            $--         $--         1,181
                                               ============  ==============  =============  ==========   ===========


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.


                                                                                                                        Page 21
                                            ANNUAL REPORT OF STP Nuclear Operating Company

                                                 For the Year Ended December 31, 2003

                                                      OUTSIDE SERVICES EMPLOYED
                                                             (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

            FROM WHOM PURCHASED                       SERVICE PROVIDED                    AMOUNT
--------------------------------------------  ----------------------------------       ------------
  AEP TRANSMISSION SERVICES CC                  BUILDING MAINTENANCE                          $102
  AON CONSULTING, INC.                          HUMAN RESOURCES COMPENSATION                   218
  BAKER & BOTTS, L.L.P.                         HUMAN RESOURCES COMPENSATION                   336
  BASS CONSTRUCTION CO., INC.                   GEN STRATEGIC DEFENSE PROJ-CAP                 210
  BECHTEL ENERGY CORPORATION                    STEAM GENERATOR                              1,640
  BOOTH & ASSOCIATES                            EXEC. VP/GM NUCLEAR                            196
  BROCK SPECIALTY SERVICES, LTD.                COATINGS UPGRADE                               766
  BROCK SPECIALTY SERVICES, LTD.                FACILITIES BUILDING MODIFICATIONS              182
  BROCK SPECIALTY SERVICES, LTD.                FACILITIES LIFECYCLE MANAGEMEN                 104
  BROCK SPECIALTY SERVICES, LTD.                FACILITIES MANAGEMENT CONTRACT               1,675
  BROCK SPECIALTY SERVICES, LTD.                INCREMENTAL SUPPORT - UNIT 1                   113
  BROCK SPECIALTY SERVICES, LTD.                INCREMENTAL SUPPORT - UNIT 2                   132
  BROCK SPECIALTY SERVICES, LTD.                UNIT 2 FORCED OUTAGE 12/15/02                  164
  BROWNING-FERRIS INDUSTRIES                    FACILITIES MANAGEMENT CONTRACT                 114
  CENTERPOINT ENERGY                            FEE INFO SYSTEMS MAINTENANCE AGREEMENT         283
  CORESTAR INTERNATIONAL CORP.                  INCREMENTAL SUPPORT - UNIT 1                   102
  DOMINION ENGINEERING,INC.                     BMI PENETRATION ISSUE                          152
  EXPONENT FAILURE ANALYSIS ASSOCIATES          BMI PENETRATION ISSUE                          377
  FRAMATOME ANP,  INC.                          BMI PENETRATION ISSUE                        7,899
  GENERAL ELECTRIC INTERNATIONAL, INC. (GE      DUAL LVDT FOR SGFPT CNTL VLVS                  302
  GLOBAL SERVICES                               ADMINISTRATION, OFFICE SERVICE                 320
  GRAVER WATER SYSTEMS INC.                     MM CONDENSATE POLISHER LININGS                 218
  GRAVER WATER SYSTEMS INC.                     SERVICE REQUEST MAINTENANCE                    117
  GRAVES DOUGHERTY HEARON & MOODY               EXEC. VP/GM NUCLEAR                            109
  HOUSTON SERVICE INDUSTRIES                    REPL STATION & INSTR AIR COMP                  354
  IBM CORPORATION                               FEE INFO SYSTEMS MAINTENANCE AGREEMENT         307
  IBM CORPORATION                               NIS CUSTOMER SUPPORT                           202
  INTERACTION ASSOCIATES                        GEN CORE VALUE/LEADERSHIP TRNG                 107
  KING FISHER MARINE SERVICE, LP                MM RESERVOIR MAKEUP PUMP FACILITY              231
  MATTHEWS AND BRANSCOMB                        EXEC. VP/GM NUCLEAR                            671
  MORGAN, LEWIS & BOCKIUS, LLP                  LICENSING SECTION                              148
  NALCO CHEMICAL                                WATER PROCESSING                               161
  NATIONAL INSP & CONSULTANTS                   INCREMENTAL SUPPORT - UNIT 1                   108
  NILSSON PROFESSIONAL CONSULTANTS, INC.        EXEC. VP/GM NUCLEAR                            143
  ONTARIO POWER GENERATION                      UNIT 2 FORCED OUTAGE 1/24/2003                 145
  POWER CONTROL SYSTEMS ENGINEERING, INC.       SERVICE REQUEST MAINTENANCE                    121
  PRO-LINE WATER SCREEN SERVICE, INC.           MM CWIS TRAVELING SCREENS                      206
  RELIANCE ELECTRIC COMPANY                     UNIT 1 FORCED OUTAGE 04/21/03                  159
  SERVICE PUMP & COMPRESSOR,                    REPL STATION & INSTR AIR COMP                  139
  SIEMENS ENERGY & AUTOMATION                   UNIT 1 FORCED OUTAGE 04/21/03                  107
  SIEMENS WESTINGHOUSE POWER COR                TURBINE GENERATOR WORK                       5,282
  SIEMENS WESTINGHOUSE POWER COR                UNIT 2 FORCED OUTAGE 1/24/2003                 414
  SOFTWARE SPECTRUM, INC.                       FEE INFO SYSTEMS MAINTENANCE AGREEMENT         135
  STRUCTURAL INTEGRITY ASSOC.,INC               REACTOR WORK - UNIT 2 REFUELING                112
  STRUCTURAL INTEGRITY ASSOC.,INC               UNIT 2 FORCED OUTAGE 12/15/02                  220
  STRUCTURAL INTEGRITY ASSOC.,INC               UNIT 2 FORCED OUTAGE 1/24/2003                 159
  SUNGARD RECOVERY SERVICES, INC                FEE INFO SYSTEMS MAINTENANCE AGREEMENT         129
  THE CENTER FOR OCCUPATIONAL AND CORP. HE      HUMAN RESOURCES-HEALTH                         116
  THYSSEN KRUPP ELEVATOR CORP.                  FACILITIES MANAGEMENT CONTRACT                 169
  UNITECH SERVICES GROUP, INC.                  STEAM GENERATOR                                185
  UNITED CRANE, INC.                            TURBINE GENERATOR WORK                         406
  UTILITIES SERVICE ALLIANCE, INC.              GEN JOINT UTILITY VENTURE                      187
  WACHS TECHNICAL SERVICES, LTD                 MM MAIN TURBINE BELLOWS                        117
  WASHINGTON GROUP INTERNATIONAL                MM CONDENSATE POLISHER LININGS                 104
  WASHINGTON GROUP INTERNATIONAL                O&M PROJECT MANAGEMENT                         421
  WASHINGTON GROUP INTERNATIONAL                SERVICE REQUEST MAINTENANCE                  1,246
  WEIR VALVES & CONTROLS USA, INC.              MM MAIN STEAM ISOLATION VALVE                  334
  WEIR VALVES & CONTROLS USA, INC.              UNIT 2 FORCED OUTAGE 12/15/02                  212
  WEIR VALVES & CONTROLS USA, INC.              UNIT 2 FORCED OUTAGE 1/24/2003                 159
  WELDING SERVICES INCORPORATED                 REACTOR WORK                                   343
  WESTINGHOUSE ELECTRIC CO., LLC                BMI PENETRATION ISSUE                        4,465
  WESTINGHOUSE ELECTRIC CO., LLC                INCREMENTAL SUPPORT - UNIT 1                   293
  WESTINGHOUSE ELECTRIC CO., LLC                MM REACTOR COOLANT PUMP REFURB                 255
  WESTINGHOUSE ELECTRIC CO., LLC                REACTOR WORK - UNIT 1 REFUELING                971
  WESTINGHOUSE ELECTRIC COMPANY, L.L.C.         RX HD CET CONOSEAL JT UPGRD                    399
  SUBTOTAL                                                                                  35,972
  OTHER VENDORS                                                                             10,569
                                                                                          ---------
                                                           TOTAL OUTSIDE SERVICES          $46,541
                                                                                          =========


These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and
Balance Sheet. Therefore, they cannot be identifed with any particular line on Schedule XIV.


                                                                    Page 22
               ANNUAL REPORT OF STP Nuclear Operating Company

                    For the Year Ended December 31, 2003

                EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                 (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

    DESCRIPTION                                                   AMOUNT
                                                               ------------

    Medical (1)                                                  $ 10,932

    Dental  (1)                                                       763

    Life Insurance                                                    226

    Long Term Disability                                              402

    Accidental Death & Dismemberment                                   34

    Vision                                                              3

    Pension                                                         7,223

    FAS 106                                                         5,086

    Savings Plan                                                    3,933

    FAS 112                                                          (103)

    Executive Benefit Expense                                       1,213

    Administrative Expense                                            (17)

    Capitalized Benefits                                             (114)

    Employee Benefits Adjustments                                     129

    Other                                                              11
                                                              ------------
    TOTAL                                                        $ 29,720
                                                              ============

(1) Includes related administrative expense

                   ANNUAL REPORTS OF STP Nuclear Operating Company

                        For the Year Ended December 31, 2003

                     GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1

                                    (thousands)

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

      DESCRIPTION          NAME OF PAYEE            AMOUNT
      -----------          -------------     ---------------------
       NONE                    N/A                            $--
                                             ---------------------
       TOTAL                                                  $--
                                             =====================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2003

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

                                   (thousands)

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
   (b)(2)) shall be separately classified.

     DESCRIPTION                                            AMOUNT
                                                          -----------
    Company Membership Dues and Fees                         $ 3,396
    Bank Fees                                                     15
    Miscellaneous                                                336
                                                          -----------
    TOTAL                                                    $ 3,747
                                                          ===========



                   ANNUAL REPORT OF STP Nuclear Operating Company

                        For the Year Ended December 31, 2003

                                 RENTS - ACCOUNT 931

                                     (thousands)

   INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


     TYPE OF PROPERTY                                      AMOUNT
     ----------------                                     --------
     OTHER RENT                                               $--
                                                          ========
                                                          --------
        TOTAL                                                 $--
                                                          ========

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2003

                  TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

                                  (thousands)

DESCRIPTION                                                   AMOUNT
-----------                                                  --------

OTHER THAN US GOVERNMENT TAXES
STATE UNEMPLOYMENT TAXES                                         $79
                                                             --------
SUBTOTAL                                                          79
                                                             --------

US GOVERNMENT TAXES
SOCIAL SECURITY TAXES                                          7,389
FEDERAL UNEMPLOYMENT TAXES                                        57
PAYROLL TAX CAPITALIZED                                          (30)
                                                             --------
SUBTOTAL                                                       7,416
                                                             --------

                                                             --------
TOTAL                                                         $7,495
                                                             ========


                                                                                                               Page 26


                                    ANNUAL REPORT OF STP Nuclear Operating Company

                                          For the Year Ended December 31, 2003

                                                DONATIONS - ACCOUNT 426.1

                                                       (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


      NAME OF RECIPIENT                     PURPOSE OF DONATION                                             AMOUNT
      -----------------                     -------------------
                                                                                                           --------
      Matagorda County Fair & Livestock     Sponsorship of Matagorda County Fair & Livestock                  $ 10
      Matagorda County United Way           2004 Sponsorship Campaign                                           11
      Miscellaneous                         Miscellaneous                                                       39
                                                                                                           --------
         TOTAL                                                                                                 $60
                                                                                                           ========



                                                                                                   Page 27
                                   ANNUAL REPORT OF STP Nuclear Operating Company

                                       For the Year Ended December 31, 2003

                                         OTHER DEDUCTIONS - ACCOUNT 426.5

                                                   (thousands)

   INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



     DESCRIPTION                                  NAME OF PAYEE                                       AMOUNT
     -----------                                  -------------
                                                                                                     --------
     Country Club Dues         Miscellaneous STPNOC Executives and Bay City Country Club                  $8
                                                                                                     --------
      Total                                                                                               $8
                                                                                                     ========


                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2003

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee premiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65. STP provides for subsidized retirement reduction factors for those retirees who are at least 55, and whose age and years of service combined total at least 85 (Rule of 85). Benefits utilizing actuarially equivalent reduction factors are available for retirees who are at least 55, who do not meet the Rule of 85 requirements.

                               ORGANIZATION CHART

                         STP NUCLEAR OPERATING COMPANY

PRESIDENT & CHIEF
EXECUTIVE OFFICER                                   James Joe Sheppard

MANAGER INDUSTRY ALLIANCES                          John R Lovell
OWNER LIASON                                        Anup K Khosla

EXECUTIVE SECRETARY                                 Shanda L Maxey

GENERAL MANAGER FINANCIAL SUPPORT                   Frank H Mallen
VP ENGINEERING & TECHNICAL SERVICES                 Tom J Jordan
VP GENERATION                                       Gary L Parkey
MGR SAFETY QUAL CONCERNS PROG                       David L Cobb
GENERAL MANAGER STATION SUPPORT                     Michael D Meier

                 ANNUAL REPORT OF STP Nuclear Operating Company

                              METHODS OF ALLOCATION

AEP Utilities, Inc. (formerly Central and South West Services, Inc.) requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.    In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activities for which costs have been incurred.

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                                SIGNATURE CLAUSE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                     STP Nuclear Operating Company
                     ---------------------------------------------------------
                     (Name of Reporting Company)

        By:          /s/ F. H. Mallen
                     ---------------------------------------------------------
                     (Signature of Signing Officer)

                     F.H. Mallen             General Manager Financial Support
                     ---------------------------------------------------------
                     (Printed Name and Title of Signing Officer)


Date:           3/23/2004
              ------------